SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ultra Petroleum Corp.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

903914208
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903914208	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 36,379,590 Common Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,379,590 Common Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,379,590 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.53%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 903914208	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 10, 2017 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on August 24, 2017 ("Amendment No. 1", and the Original Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2, the "Schedule 13D") with respect to the common shares, no par value per share (the "Common Shares"), of Ultra Petroleum Corp., a Canadian corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D. This Amendment No. 2 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person used a total of approximately $252,105,888.77 to acquire the Common Shares reported in this Schedule 13D. The source of the funds used to acquire the Common Shares reported herein is the working capital of Fir Tree Funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated, as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 196,315,182 Common Shares outstanding as of August 2, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the SEC on August 9, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares since the filing of Amendment No. 2 by the Reporting Person, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares held by the Fir Tree Funds.

(e)	Not applicable.

CUSIP No. 903914208	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 903914208	SCHEDULE 13D/A	Page 5 of 5 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by the Reporting Person since the filing of Amendment No. 2. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These Common Shares were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Common Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

08/25/2017	746,322	7.8286	7.79-8.08
08/28/2017	322,829	7.6427	7.57-7.96
08/29/2017	77,900	7.8213	7.635-8.005
08/30/2017	62,600	7.8426	7.71-7.925
08/31/2017	1,183,440	7.8099	7.695-7.98
09/01/2017	100,000	7.996	7.82-8.165

*       Excluding commissions.